EDGAR CORRESPONDENCE

June 26, 2018

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Lauren Hamilton

Re: Clipper Funds Trust
      ('40 Act File No.: 811-21758)

Dear Ms. Hamilton:
This letter is in response to comments you provided by phone on June 21, 2018, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of Clipper Funds Trust (the "Registrant"). SEC comments are in bold; Registrant's responses immediately follow.
1.
Clipper Fund's annual report for the period ended December 31, 2017, does not include any amount payable and outstanding attributable to Directors or Officers consistent with the Requirements of 6-04 of Regulation S-X. Please confirm that no amount payable existed as of December 31, 2017, attributable to Directors and/or Officers fees.

We can confirm that at December 31, 2017, there was no payable outstanding related to Directors and/or Officers that would be reportable under 6-04 of Regulation S-X.

Tandy Representations
The Registrant acknowledges that:
1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant's filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant's filings or in response to staff comments on Registrant's filings.
Please call the undersigned at (520) 434-3778 with any comments or questions.

Respectfully,

/s/ Ryan Charles
     Ryan Charles

     Vice President and Secretary